SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 1)

                               BCSB Bankcorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   054948 10 4
                                 --------------
                                 (CUSIP Number)


                                Gary C. Loraditch
                    c/o Baltimore County Savings Bank, M.H.C.
                         4111 East Joppa Road, Suite 300
                            Baltimore, Maryland 21236
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)





--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                Page 1 of 7 pages


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                                                               Page 2 of 7 pages

1.       NAMES OF REPORTING PERSON: Baltimore County Savings Bank, M.H.C.

         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [   ]
                                                                 (b)  [   ]

3.       SEC USE ONLY:

4.       SOURCES OF FUNDS: OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

         Not applicable.

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF        7.    SOLE VOTING POWER:       3,754,960
SHARES
BENEFICIALLY     8.    SHARED VOTING POWER:             0
OWNED BY
EACH             9.    SOLE DISPOSITIVE POWER:  3,754,960
REPORTING
PERSON WITH     10.    SHARED DISPOSITIVE POWER:        0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,754,960

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES:  [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 64.00%

14.      TYPE OF REPORTING PERSON: HC


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                                                               Page 3 of 7 pages

Item 1.  Security and Issuer.

     The securities as to which this Schedule 13D relates are shares of the common stock, par value $.01 per share (the "Common Stock"), of BCSB Bankcorp, Inc., a federal stock corporation (the "Issuer"), whose executive office is located at 4111 East Joppa Road, Suite 300, Baltimore, Maryland 21236.

Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Baltimore County Savings Bank, M.H.C., a federally chartered mutual holding company (the "Company"). The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The business address of the Company is 4111 East Joppa Road, Suite 300, Baltimore, Maryland 21236.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to each executive officer and director of the Company (collectively, "Insiders"):

Name                    Occupation
----                    ----------

Directors:
---------

Gary C. Loraditch       President, BCSB Bankcorp, Inc.,
                        Baltimore County Savings Bank, M.H.C.
                        and Baltimore County Savings Bank, F.S.B.

H. Adrian Cox           Insurance Agent, Rohe and Rohe
                        Associates, Inc.

Michael J. Klein        Vice President, Klein's Super Markets

Frank W. Dunton         Retired

Henry V. Kahl           Assessor Supervisor, Maryland Department
                        of Assessments and Taxation

P. Louis Rohe           Retired

William M. Loughran     Senior Vice President, Baltimore County Savings
                        Bank, F.S.B.

John J. Panzer, Jr.     Self-employed builder of residential
                        homes

Executive Officers:
------------------

Bonnie M. Klein         Vice President and Treasurer of BCSB
                        Bankcorp, Inc., Baltimore County Savings
                        Bank, F.S.B. and Baltimore County Savings
                        Bank, M.H.C.


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                                                               Page 4 of 7 pages


David M. Meadows        Vice President, General Counsel and Secretary
                        of BCSB Bankcorp, Inc., Baltimore County
                        Savings Bank, F.S.B. and Baltimore County Savings
                        Bank, M.H.C.

     (d) During the past five years, neither the Company nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither the Company nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding or any violation with respect to such laws.

     (f) All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 8, 1998, the Issuer was formed for the purpose of becoming the stock holding company of Baltimore County Savings Bank, F.S.B., Baltimore, Maryland (the "Bank") and the Company was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to the Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and Subsidiary Holding Company Formation (the "Plan of Reorganization"), effective July 7, 1998, the Bank became a wholly owned subsidiary of the Issuer, which became a majority owned subsidiary of the Company (the "Mutual Holding Company Reorganization"). On July 7, 1998, 3,754,960 shares of Common Stock were issued to the Company at no cost to the Company. In addition, on July 8, 1998, certain Insiders purchased shares of Common Stock using their personal funds. All shares purchased by Insiders were purchased at a price of $10.00 per share.

Item 4.  Purpose of Transaction.

     The primary purpose of the Mutual Holding Company Reorganization was to establish a structure that will enable the Bank to compete and expand more effectively in the financial services marketplace, and that will enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank through their ownership interests in the Issuer. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual saving bank. The transaction also gives the Bank and the Issuer greater flexibility to structure and finance the expansion of operations and to diversify into other financial services. Because the Issuer only issued a minority of the Common Stock for sale to the public in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

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                                                               Page 5 of 7 pages

     While the Company and the Insiders intend to exercise their rights as stockholders, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of February 28, 2002, the Company directly and beneficially owned 3,754,960 shares of the Issuer's Common Stock, which represented 64.00% of the issued and outstanding shares of Common Stock on such date. The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of December 27, 2001:


                      No. of Shares       % of Outstanding
     Name           Beneficially Owned      Common Stock
     ----           ------------------    ----------------

Gary C. Loraditch        31,262                   *
H. Adrian Cox            10,437                   *
Michael J. Klein          2,000                   *
Frank W. Dunton          12,850                   *
Henry V. Kahl             7,542                   *
William M. Loughran      14,599                   *
John J. Panzer, Jr.      13,167                   *
P. Louis  Rohe           17,463                   *
Bonnie Klein              7,913                   *
David M. Meadows          3,360                   *

---------------

* Less than 1% of outstanding Common Stock

(b) The Company has sole voting power over 3,754,960 shares and sole dispositive power over 3,754,960 shares. The Insiders have sole voting and dispositive power over the shares listed in Item 5(a) above.

                                                               Page 6 of 7 pages

(c) Neither the Company not any Insider has effected any transaction in the Issuer's Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule 13D, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits.

         None.


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                                                               Page 7 of 7 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Baltimore County Savings Bank, M.H.C.


Date: February 28, 2002             /s/ Gary C. Loraditch
                                    --------------------------------------------
                                    Gary C. Loraditch
                                    President